Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net loss per share for Litigation Dynamics, Inc. for the years ended December 31, 2010 and 2009 and the nine months ended September 30, 2011 and 2010.

	Year Ended December 31,		Nine Months Ended September 30,
	2010	2009	2011	2010
Basic and diluted
Net loss to be used to compute loss per share:
Net loss	$ –	$ –	$ (251,274)	$ –

Weighted average number of shares:
Average common shares outstanding	26,000	26,000	26,000	26,000

Basic and diluted loss per common share	$ –	$ –	$ (9.66)	$ –